Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A..

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, May 21, 2019 — Suzano S.A. (“Suzano” or “Company”) (B3: SUZB3 | NYSE: SUZ),

hereby announces to its shareholders and the general market the occurrence, on the date hereof, of:

(i)            The additional bond issue of Suzano Austria GmbH in connection with the “7.000% Senior Notes due 2047” was launched and priced, in the amount of US$ 250,000,000.00 (two hundred and fifty million US dollars) with yield at the rate of 6.245% p.a. and coupon at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047 (“Notes 2047”).

(ii)           The bond issue of Suzano Austria GmbH “5.000% Senior Notes due 2030” was launched and priced, in the amount of US$ 1,000,000,000.00 (one billion US dollars), with yield at the rate of 5.180% p.a. and coupon at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030 (“Notes 2030” and, in connection with “Notes 2047”, only “Notes”).

The settlement of the above issuances is scheduled for May 29, 2019. The Notes constitute senior debt and are fully guaranteed by Suzano S.A. The proceeds obtained from such issuances will be used to prepay certain debts and rebuild the cash position on debts due in 2019. As a result, Suzano expects to improve even more its debt profile.

The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”) or any other state laws or securities laws of the United States of America, and were not and may not be offered or sold in the United States of America without complying with or obtaining exemption from the applicable registrations. The Notes have been offered only to qualified institutional investors, as defined in Rule 144A of the Securities Act, and outside the United States, to non-U.S. citizens, as defined in Rule 902 of the Securities Act, in accordance with Regulation S of the Securities Act. The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations. The Notes will be registered by Suzano on the Luxembourg Stock Exchange, for distribution in the Euro MTF Market, subject to approval by said exchange.

This notice does not constitute an offer to sell the Notes or a tender offer to buy the Notes, and the Notes may not be sold in any state or jurisdiction in which this offer is considered unlawful, in accordance with the securities laws of such state or jurisdiction.

São Paulo, May 21, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer